U.S. Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Lions Gate Entertainment Corp.

2. Name of the person relying on the exemption: Neuberger Berman Group LLC

3. Address of the person relying on exemption: 1290 Avenue of the Americas, New York, NY 10104

4. Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

Neuberger Berman Group LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

For Immediate Release

NEUBERGER BERMAN SUBMITS SHAREHOLDER PROPOSAL
TO LIONS GATE ENTERTAINMENT SEEKING
EQUAL VOTING GOVERNANCE STRUCTURE

Company’s Corporate Governance Structure Should be Repositioned as Part of the Proposed Separation of Starz

Neuberger Berman Calls Upon the Board to Embrace This Core Governance Principle and Take Action to Eliminate the Dual-Class Share Structure

Neuberger Berman Encourages Fellow Lions Gate Shareholders to Vote FOR Proposal 6 at Upcoming Annual General and Special Meeting of Shareholders

New York, NY – October 16, 2023 - Neuberger Berman a private, independent, employee-owned investment manager, today announced that it has submitted a proposal (the “Proposal”) calling on the Board of Directors of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”) (NYSE: LGF.A, LGF.B) to take all reasonable and necessary steps to eliminate the dual-class share structure of the Company. The Proposal will be presented to shareholders for a vote as Proposal 6 at the Company’s 2023 Annual General and Special Meeting of Shareholders, which is scheduled for November 28, 2023 (the “Annual Meeting”). Neuberger Berman, on behalf of its clients, has been an investor in Lions Gate since 2016.

The Proposal requests that the Board take all reasonable and necessary steps to ensure that each outstanding share of common stock has one vote.

Lions Gate’s dual-class structure has existed since the Company’s merger with Starz in 2016. Neuberger Berman strongly believes that the planned separation of the Starz business should be implemented in a manner that positions the company that will hold the remaining Starz business and the company that will hold the separating Studio business with governance structures that align the voting and economic interests of all shareholders.

Neuberger Berman believes there are several reasons to support the elimination of the dual-class structure at Lions Gate, including:

• “One share, one vote” is a foundational principle of corporate governance for which numerous stakeholder groups, including the Council of Institutional Investors, the Investor Stewardship Group and the International Corporate Governance Network have expressed strong support.

• Dual-class share structures are inconsistent with market practice, with just 7% of S&P 500 companies maintaining share structures with unequal voting as of September 30, 2023, according to FactSet.

• The dual-class structure may increase risk. According to the Company’s 2022 10-K, “an increase in the ownership of Class A shares by certain shareholders could trigger a change in control,” which could precipitate an event of default under the Company’s debt agreements.

• The dual-class share structure may impair value, with Lions Gate’s Class B shares trading at a discount to the average of the Company’s 10-K performance peers based on a forward Enterprise Value to EBITDA multiple. Neuberger Berman believes that the discount is driven in part by the dual-class structure, which dampens trading liquidity, complicates the capital structure and gives certain shareholders outsized influence.

Benjamin Nahum, Managing Director and Senior Portfolio Manager of Neuberger Berman, stated, “In our view, eliminating the dual-class structure would benefit shareholders by giving them voting rights commensurate with their economic interest.We encouraged the Board to take the lead on this issue and afforded it the opportunity to act proactively. While we believe that the Board understands the need for a single class of voting shares, there is an unexplained reticence to move expeditiously and in conjunction with the plan of arrangement by which Lions Gate is separating the Starz and Studio businesses.”

Mr. Nahum continued: “We again call upon the Board to take action to remediate this governance deficiency by aligning voting and economic interests prior to the effective time of the contemplated business separation, such that all shares of Lions Gate and the newly separated company are entitled to one vote per share. In the meantime, we encourage our fellow shareholders to vote FOR Proposal 6 at the Annual Meeting to underscore for the Board the importance of equal voting rights.”

In connection with its submission of the Proposal in September, Neuberger Berman also sent a letter to the Company’s Board of Directors (the “Board”), a copy of which is below.

IMPORTANT NOTICE: Neuberger Berman is NOT asking for shareholder proxies. It will not accept proxy cards, and any proxy cards received will be returned.

* * *
September 28, 2023

BY EMAIL AND OVERNIGHT MAIL

Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404
Attention:  Board of Directors

Re: A Meeting to Discuss a Proposal to Enhance Governance and Alignment

Dear Members of the Board:

We are writing to you on behalf of Neuberger Berman Investment Advisers LLC (together with its affiliates, “Neuberger Berman,” “we” or “us”). Neuberger Berman is an employee-owned investment manager with a long-term orientation and a strong commitment to good corporate governance practices. We manage approximately $443 billion in assets on behalf of institutional investors, pension funds, foundations and individuals as of June 30, 2023.

Neuberger Berman has been invested in Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”) since early 2016. On behalf of our clients, we currently own 19,520 Class A Voting Shares (the “Class A” shares) and 6,703,879 Class B Non-Voting Shares (the “Class B” shares), making us one of the Company’s largest active owners based on our aggregate economic interest in the Company.

Lions Gate is a fundamentally sound business, with a deep library of content, a valuable portfolio of brands and properties and a track record of delivering critically acclaimed entertainment. Yet, despite the strength of its assets, Lions Gate has underperformed its self-selected peers. Lions Gate’s Class B shares have lost approximately two-thirds of their value since the dual-class structure was instituted in 2016. And, since then, the Company has at times traded at a meaningful discount to the Company’s peers, based on forward EBITDA multiples.

We believe the long-term underperformance and discounted valuation are driven, in part, by the Company’s dual-class share structure, which limits trading liquidity, complicates the capital structure and gives Class A shareholders outsized influence.

More generally, we believe good governance aligns interests, ensures accountability and helps to drive value creation over the long-term. Among the most important governance features to us is the principle that voting rights should be aligned with economic interests. Our Proxy Voting Guidelines enshrine that view. The Council of Institutional Investors and the Investor Stewardship Group both agree and support “one share, one vote” as a bedrock principle of good corporate governance.

The current dual-class structure at Lions Gate was created in connection with the acquisition of Starz in 2016. Given the Company’s proposed separation of its Starz and Studio businesses into two separate public companies, we believe now is an ideal time for the Board to unwind this suboptimal and unusual structure. In our view, aligning the voting rights of shareholders with their economic interests at both Starz and Studio will improve alignment and accountability and enhance the prospects for sustained value creation.

We therefore call on the Board to remediate this governance deficiency by aligning voting and economic interests prior to the effective time of the contemplated business separation, such that all shares of Lions Gate and the newly separated company are entitled to one vote per share.

If the Board does not address this issue prior to the 2023 Annual and Special Meeting, we intend to have shareholders opine on this important matter at that Meeting. Accordingly, you will find attached a shareholder proposal, made pursuant to Exchange Act Rule 14a-8, for inclusion in the Company’s proxy materials for the Annual Meeting. The proposal, if supported by shareholders, would call upon the Board to adopt a “one share, one vote” structure before finalizing the contemplated business separation. (As you will see, the proposal is structured in a manner that provides the Board with the flexibility to determine the fair and appropriate means for achieving this objective.)

We also reserve our rights to appear in front of the Supreme Court of British Columbia (the “Court”), both at the interim and final stages of approval for the Plan of Arrangement, including to challenge the fairness of the transaction. To that end, we hereby request that you provide notice to us reasonably in advance of the dates of any such proceedings and deliver to us copies of all materials you intend to submit to the Court.

We hope the Board understands the importance of this core principle of corporate governance and acts on its own to remedy this governance flaw, effectively mooting the need for us to take our concerns to the Court and our fellow shareholders. If the Board has any hesitation about doing so, we would appreciate an opportunity to address the full Board to discuss our perspectives in detail.

Sincerely,

Benjamin Nahum
Managing Director and Senior Portfolio Manager
Neuberger Berman

# # #

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. Neuberger Berman’s investment philosophy is founded on active management, engaged ownership and fundamental research, including industry-leading research into material environmental, social and governance factors. Neuberger Berman is a PRI Leader, a designation awarded to fewer than 1% of investment firms. With offices in 26 countries, the firm’s diverse team has over 2,750 professionals. For nine consecutive years, Neuberger Berman has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). The firm manages $449 billion in client assets as of September 30, 2023. For more information, please visit our website at www.nb.com.

Media Contact: Alex Samuelson, 212 476 5392, Alexander.Samuelson@NB.com

All Neuberger Berman information is as of September 30, 2023, unless otherwise indicated and is subject to change without notice. Firm data, including employee and assets under management figures, reflects collective data for the various affiliated investment advisers that are subsidiaries of Neuberger Berman Group LLC. Firm history/timeline includes the history of all firm subsidiaries, including predecessor entities and acquisitions.

This material is being issued on a limited basis through various global subsidiaries and affiliates of Neuberger Berman Group LLC. Please visit www.nb.com/disclosure-global-communications for the specific entities and jurisdictional limitations and restrictions.  The “Neuberger Berman” name and logo are registered service marks of Neuberger Berman Group LLC. © 2023 Neuberger Berman Group LLC. All rights reserved.